Exhibit 99.1

Hesai Group Reports Third Quarter 2025 Unaudited Financial Results

Quarterly net revenues were RMB795.4 million (US$111.7 million)1

Quarterly lidar shipments were 441,398 units

Quarterly net income was RMB256.2 million (US$36.0 million)

SHANGHAI, China, Nov. 11, 2025 (GLOBE NEWSWIRE) -- Hesai Group (“Hesai” or the “Company”) (NASDAQ: HSAI; HKEX: 2525), the global leader in three-dimensional light detection and ranging (lidar) solutions, today announced its unaudited financial results for the three months ended September 30, 2025.

Management Remarks

“We’re thrilled to report another stellar quarter — hitting our full-year net income target a quarter ahead of schedule! We’ve also maintained our leadership in long-range automotive lidar for seven straight months, capturing an impressive 46% market share in August — 1.5 times the second player and 2.4 times the third, according to Gasgoo,” said Dr. Yifan “David” Li, Hesai’s Co-Founder and CEO. “For ADAS, lidar is rapidly becoming a standard feature. We secured design wins from both of our top 2 ADAS customers across all their 2026 models, achieving 100% lidar adoption. Meanwhile, the industry’s shift toward multi-lidar setups for L3, driven by safety redundancy and new regulations, is creating powerful tailwinds. Our high-end ETX lidar, featuring the world’s longest detection range, secured another design win — this time with a top 3 domestic NEV automaker, paired with multiple FTX blind-spot lidars. We now expect three to six lidars per L3 vehicle, worth roughly US$500–1,000 per car, massively expanding our addressable market. In Robotics, momentum is accelerating as autonomous fleets scale globally. We’re excited to have recently signed new lidar supply agreements with leading global robotaxi and robotruck players, including Pony.ai, Hello Inc., JD Logistics, Motional, and others across North America, Asia, and Europe. The successful completion of our Hong Kong IPO marks a bold new chapter for Hesai. Looking to the decade ahead, we’re excited to evolve into a full-spectrum technology infrastructure builder, pioneering the next wave of innovation that will redefine how cars and robots perceive and interact with the world!”

“Q3 was another outstanding quarter, with strong momentum in both scale and execution,” said Mr. Andrew Fan, Hesai’s CFO. “Net revenues surged 47% year-over-year to RMB795 million (US$112 million), driven by robust shipments and growing lidar adoption across both ADAS and Robotics. In September, we became the first lidar company globally to surpass one million units in annual production. Gross margin remained healthy at 42%, while operating expenses declined 23% year-over-year in Q3, reflecting the tangible benefits of our AI-driven improvements in cost, cycle, and quality.”

Mr. Fan added, “As a result, we delivered a record net income of RMB256 million (US$36 million) in Q3, bringing our nine-month total to RMB283 million (US$40 million), already achieving our full-year target a quarter earlier than planned. With that, we are raising our full-year GAAP net income guidance to a range of RMB350 million (US$49 million) to RMB450 million (US$63 million). Moreover, our successful dual-primary listing in Hong Kong raised US$614 million after the greenshoe option, further strengthening our financial foundation. With solid earnings and a robust balance sheet, we’re well-positioned to drive innovation and lead Hesai into its next chapter of growth.”

•	Business Updates:

o	Global:

▪	Signed new lidar supply agreements with leading global autonomous driving companies, including Motional and others across North America, Asia, and Europe. These large-scale programs represent deals worth tens of millions of dollars, with strong follow-on potential as deployments expand.

1 All translations from RMB to USD for the third quarter of 2025 were made at the exchange rate of RMB7.1190 to US$1.00, the exchange rate on September 30, 2025, set forth in the H.10 statistical release of the Federal Reserve Board.

o	Domestic:

▪	Secured design wins from both of our top 2 ADAS customers across all their 2026 models, achieving 100% lidar adoption. Additionally, select facelifted versions of Zeekr’s flagship models are now equipped with Hesai’s lidar as a standard feature.

▪	Hesai’s high-end ETX lidar secured a design win with a top 3 domestic NEV automaker, an existing customer of Hesai, paired with multiple FTX units. Mass production is slated for late 2026 or early 2027.

▪	Signed new deals with top domestic robotaxi and robotruck players, including Pony.ai, Hello Inc., and JD Logistics, with select models featuring up to eight main and blind-spot lidars fully supplied by Hesai.

Operational Highlights

	Three months ended September 30, 2025	Nine months ended September 30, 2025
ADAS lidar shipments	380,759	830,410
Robotics lidar shipments	60,639	158,901
Total lidar shipments	441,398	989,311

•	Q3 2025 ADAS lidar shipments were 380,759 units, representing an increase of 193.1% from 129,913 units in the corresponding period of 2024.

•	Q3 2025 Robotics lidar shipments were 60,639 units, representing an increase of 1311.9% from 4,295 units in the corresponding period of 2024.

•	Q3 2025 Total lidar shipments were 441,398 units, representing an increase of 228.9% from 134,208 units in the corresponding period of 2024.

Financial Highlights for the Third Quarter of 2025

(in RMB millions, except for per ordinary share data and percentage)

	Q3 2025	Q3 2024	% Change
Net revenues	795.4	539.4	47.5%
Gross margin	42.1%	47.7%	/
Income/(loss) from operations	77.4	(77.2)	/
Non-GAAP income/(loss) from operations	108.9	(50.9)	/
Net income/(loss)	256.2	(70.4)	/
Non-GAAP net income/(loss)	287.7	(44.0)	/
Net income/(loss) per ordinary share – basic	1.88	(0.54)	/
Net income/(loss) per ordinary share – diluted	1.79	(0.54)	/
Non-GAAP net income/(loss) per ordinary share	2.11	(0.34)	/
Diluted non-GAAP net income/(loss) per ordinary share	2.00	(0.34)	/

•	Net revenues were RMB795.4 million (US$111.7 million) for the third quarter of 2025, representing an increase of 47.5% from RMB539.4 million for the same period of 2024. Product revenues were RMB790.1 million (US$111.0 million) for the third quarter of 2025, representing an increase of 57.0% from RMB503.1 million for the same period of 2024. The year-over-year increase was mainly attributable to increased revenues from sales of both ADAS and Robotics lidar products due to robust demand, both in China and globally. Service revenues were RMB5.3 million (US$0.7 million) for the third quarter of 2025, representing a decrease of 85.4% from RMB36.3 million for the same period of 2024. The year-over-year decrease was driven by lower revenues from non-recurring engineering services.

•	Cost of revenues was RMB460.5 million (US$64.7 million) for the third quarter of 2025, representing an increase of 63.3% from RMB281.9 million for the same period of 2024.

•	Gross margin was 42.1% for the third quarter of 2025, compared with 47.7% for the same period of 2024. The year-over-year decrease was due to a decrease in revenues from high-margin non-recurring engineering services, partially offset by effective cost and scale optimization on both ADAS and Robotics lidars.

•	Sales and marketing expenses were RMB43.6 million (US$6.1 million) for the third quarter of 2025, representing a decrease of 5.6% from RMB46.2 million for the same period of 2024. The decrease was mainly driven by a decrease in payroll expenses of RMB2.4 million (US$0.3 million) and a decrease in marketing expenses of RMB1.6 million (US$0.2 million).

•	General and administrative expenses were RMB73.4 million (US$10.3 million) for the third quarter of 2025, representing a decrease of 4.1% from RMB76.5 million for the same period of 2024. The decrease was mainly driven by a decrease in professional service fees of RMB3.6 million (US$0.5 million).

•	Research and development expenses were RMB198.9 million (US$27.9 million) for the third quarter of 2025, representing a decrease of 9.7% from RMB220.2 million for the same period of 2024. The year-over-year decrease was mainly due to a decrease in payroll expenses of RMB15.6 million (US$2.2 million) and a decrease in material expenses of RMB8.2 million (US$1.1 million).

•	Income from operations was RMB77.4 million (US$10.9 million) for the third quarter of 2025, compared with loss from operations of RMB77.2 million for the same period of 2024. Excluding share-based compensation expenses, non-GAAP income from operations was RMB108.9 million (US$15.3 million) for the third quarter of 2025, compared with non-GAAP loss from operations of RMB50.9 million for the third quarter of 2024.

•	Other income was RMB172.9 million (US$24.3 million) for the third quarter of 2025, compared with other loss of RMB1.5 million for the same period of 2024. The other income was mainly derived from a gain on disposal of an equity investment in an early-stage tech company.

•	Net income was RMB256.2 million (US$36.0 million) for the third quarter of 2025, compared with net loss of RMB70.4 million for the same period of 2024. Excluding share-based compensation expenses, non-GAAP net income was RMB287.7 million (US$40.4 million) for the third quarter of 2025, compared with non-GAAP net loss of RMB44.0 million for the same period of 2024.

•	Net income attributable to ordinary shareholders of the Company was RMB256.2 million (US$36.0 million) for the third quarter of 2025, compared with net loss attributable to ordinary shareholders of the Company of RMB70.4 million for the same period of 2024. Excluding share-based compensation expenses, non-GAAP net income attributable to ordinary shareholders of the Company was RMB287.7 million (US$40.4 million) for the third quarter of 2025, compared with non-GAAP net loss attributable to ordinary shareholders of the Company of RMB44.0 million for the same period of 2024.

•	Basic and diluted net income per ordinary share were RMB1.88 (US$0.26) and RMB1.79 (US$0.25), respectively, for the third quarter of 2025. Excluding share-based compensation expenses, non-GAAP basic and diluted net income per ordinary share were RMB2.11 (US$0.30) and RMB2.00 (US$0.28), respectively, for the third quarter of 2025.

•	Cash and cash equivalents, restricted cash and short-term investments were RMB7,368.8 million (US$1,035.1 million) as of September 30, 2025, compared with RMB2,848.9 million as of June 30, 2025.

Business Outlook

For the fourth quarter of 2025, the Company expects net revenues to be between RMB1,000 million (US$140 million) and RMB1,200 million (US$169 million), representing a year-over-year increase of approximately 39% to 67%.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern Time on November 11, 2025 (8:00 PM Beijing/Hong Kong Time on November 11, 2025).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration process and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	Hesai Group Third Quarter 2025 Earnings Conference Call
Pre-registration Link:	https://s1.c-conf.com/diamondpass/10050816-wmspy5.html

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://investor.hesaitech.com.

A replay of the conference call will be accessible approximately an hour after the conclusion of the call until November 18, 2025, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
China Mainland:	400-120-9216
Replay PIN:	10050816

About Hesai

Hesai Technology (Nasdaq: HSAI; HKEX: 2525) is a global leader in lidar solutions. The Company’s lidar products enable a broad spectrum of applications including passenger and commercial vehicles ("ADAS"), as well as autonomous driving vehicles and robotics and other non-automotive applications such as last-mile delivery robots and AGVs ("Robotics"). Hesai seamlessly integrates its in-house manufacturing process with lidar R&D and design, enabling rapid product iteration while ensuring high performance, high quality and affordability. The Company’s commercially validated solutions are backed by superior R&D capabilities across optics, mechanics, and electronics. Hesai has established offices in Shanghai, Palo Alto and Stuttgart, with customers spanning more than 40 countries.

Use of Non-GAAP Financial Measures

To supplement Hesai's consolidated financial results presented in accordance with GAAP, Hesai uses the following measures defined as non-GAAP financial measures by the SEC: income/loss from operation excluding share-based compensation expenses, net profit/loss excluding share-based compensation expenses, net profit/loss attributable to ordinary shareholders excluding share-based compensation, and per ordinary share net income/loss attributable to ordinary shareholders excluding share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Hesai believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. Hesai believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to Hesai's historical performance and liquidity. Hesai believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that they exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP financial measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.1190 to US$1.00, the exchange rate on September 30, 2025, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; the trends in, expected growth and the market size of the ADAS and Robotics industries; the market for and adoption of lidar and related technology; the Company’s ability to produce high-quality products with wide market acceptance; the success of the Company’s customers in developing and commercializing products using its solutions, and the market acceptance of those products; the Company’s ability to introduce new products that meet its customers’ requirement; the Company’s expectations regarding the effectiveness of its marketing initiatives and the relationship with its third-party partners; competition in the Company’s industry; the Company’s ability to recruit and retain qualified personnel; relevant government policies and regulations relating to the Company’s industry; the Company’s ability to protect its systems and infrastructures from cyber-attacks; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. In the event of any inconsistency between the English version of this earnings release and its Chinese translation, the English version of this document shall prevail unless otherwise stated.

For investor and media inquiries, please contact:

Hesai Group

Capital Markets Department

Email: ir@hesaitech.com

Christensen Advisory
Tel: +86-10-5900-1548
Email: hesai@christensencomms.com

Source: Hesai Group

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data and otherwise noted)

	As of
	December 31, 2024	September 30, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,838,966	2,563,508	360,094
Restricted cash	3,594	4,053	569
Short-term investments	362,195	4,801,274	674,431
Notes receivables	22,341	106,669	14,984
Accounts receivable, net	765,027	1,125,889	158,153
Contract assets	9,909	-	-
Amounts due from related parties	5,039	-	-
Inventories	482,137	642,760	90,288
Prepayments and other current assets	193,448	280,861	39,451
Total current assets	4,682,656	9,525,014	1,337,970
Non-current assets:
Property and equipment, net	944,218	1,059,393	148,812
Long-term investments	31,798	30,000	4,214
Intangible assets, net	76,554	93,224	13,095
Land-use rights, net	39,879	39,231	5,511
Right-of-use assets	114,260	86,488	12,149
Other non-current assets	100,246	79,352	11,147
Total non-current assets	1,306,955	1,387,688	194,928
TOTAL ASSETS	5,989,611	10,912,702	1,532,898

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	345,253	448,230	62,962
Notes payable	10,096	145,679	20,463
Accounts payable	345,011	461,669	64,850
Contract liabilities	32,994	39,086	5,490
Amounts due to related parties	335,253	-	-
Accrued warranty liability	43,607	67,905	9,540
Income tax payable	-	27,552	3,870
Accrued expenses and other current liabilities	516,726	465,026	65,322
Total current liabilities	1,628,940	1,655,147	232,497
Non-current liabilities
Operating lease liabilities	98,370	71,729	10,076
Long-term borrowings	269,438	315,390	44,303
Other non-current liabilities	61,132	30,046	4,220
Total non-current liabilities	428,940	417,165	58,599
TOTAL LIABILITIES	2,057,880	2,072,312	291,096
Shareholders’ Equity
Class A Ordinary shares	19	17	2
Class B Ordinary shares	70	90	12
Additional paid-in capital	7,577,113	11,896,873	1,671,144
Subscription receivables	(292,721)	-	-
Accumulated other comprehensive income	56,975	70,425	9,893
Accumulated deficit	(3,409,725)	(3,127,015)	(439,249)
TOTAL SHAREHOLDERS’ EQUITY	3,931,731	8,840,390	1,241,802
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,989,611	10,912,702	1,532,898

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except share and per share data and otherwise noted)

	Three months ended September 30,
	2024	2025
	RMB	RMB	US$
Net revenues	539,417	795,395	111,728
Cost of revenues	(281,913)	(460,496)	(64,685)
Gross profit	257,504	334,899	47,043
Operating expenses:
Sales and marketing expenses	(46,218)	(43,646)	(6,131)
General and administrative expenses	(76,523)	(73,372)	(10,307)
Research and development expenses	(220,248)	(198,862)	(27,934)
Other operating income, net	8,259	58,347	8,197
Total operating expenses	(334,730)	(257,533)	(36,175)
(Loss)/ Income from operations	(77,226)	77,366	10,868
Interest income	25,514	27,993	3,932
Interest expenses	(3,557)	(3,234)	(454)
Foreign exchange (loss)/income, net	(13,695)	8,732	1,227
Other income/(loss), net	(1,477)	172,867	24,281
Net (loss)/income before income tax and share of income/(loss) in equity method investments	(70,441)	283,724	39,854
Income tax benefits/(expenses)	68	(27,500)	(3,863)
Share of income/(loss) in equity method investment	18	(51)	(7)
Net (loss)/income	(70,355)	256,173	35,984
Net (loss)/income attributable to ordinary shareholders of the Company	(70,355)	256,173	35,984
Net (loss)/earnings per share:
Basic	(0.54)	1.88	0.26
Diluted	(0.54)	1.79	0.25
Weighted average ordinary shares used in calculating net (loss)/earnings per share:
Basic	129,897,736	136,387,504	136,387,504
Diluted	129,897,736	143,508,062	143,508,062
Net (loss)/income	(70,355)	256,173	35,984
Other comprehensive loss:
Foreign currency translation adjustments	(8,960)	(21,774)	(3,058)
Comprehensive (loss)/income	(79,315)	234,399	32,926

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except share and per share data and otherwise noted)

	Nine months ended September 30,
	2024	2025
	RMB	RMB	US$
Net revenues	1,357,399	2,027,085	284,743
Cost of revenues	(753,847)	(1,172,473)	(164,696)
Gross profit	603,552	854,612	120,047
Operating expenses:
Sales and marketing expenses	(143,927)	(136,503)	(19,174)
General and administrative expenses	(211,436)	(191,179)	(26,855)
Research and development expenses	(613,259)	(581,387)	(81,667)
Other operating income, net	53,613	121,227	17,028
Total operating expenses	(915,009)	(787,842)	(110,668)
(Loss)/Income from operations	(311,457)	66,770	9,379
Interest income	81,906	69,481	9,760
Interest expenses	(9,177)	(14,786)	(2,077)
Foreign exchange (loss)/income, net	(8,657)	16,692	2,345
Other income/(loss), net	(1,406)	172,154	24,182
Net (loss)/income before income tax and share of loss in equity method investments	(248,791)	310,311	43,589
Income tax expense	(547)	(27,527)	(3,867)
Share of loss in equity method investment	(1)	(74)	(10)
Net (loss)/income	(249,339)	282,710	39,712
Net (loss)/income attributable to ordinary shareholders of the Company	(249,339)	282,710	39,712
Net (loss)/earnings per share:
Basic	(1.94)	2.12	0.30
Diluted	(1.94)	2.01	0.28
Weighted average ordinary shares used in calculating net (loss)/earnings per share:
Basic	128,775,472	133,437,390	133,437,390
Diluted	128,775,472	140,659,904	140,659,904
Net (loss)/income	(249,339)	282,710	39,712
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(2,939)	8,471	1,190
Comprehensive (loss)/income	(252,278)	291,181	40,902

HESAI GROUP

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share and per share data and otherwise noted)

	For the three months ended September 30,
	2024	2025
	RMB	RMB	US$
(Loss)/Income from operations	(77,226)	77,366	10,868
Add: Share-based compensation expenses	26,353	31,550	4,432
Non-GAAP (loss)/income from operations	(50,873)	108,916	15,300

Net (loss)/income	(70,355)	256,173	35,984
Add: Share-based compensation expenses	26,353	31,550	4,432
Non-GAAP net (loss)/income	(44,002)	287,723	40,416

Net (loss)/income attributable to ordinary shareholders of the Company	(70,355)	256,173	35,984
Add: Share-based compensation expenses	26,353	31,550	4,432
Non-GAAP net (loss)/income attributable to ordinary shareholders of the Company	(44,002)	287,723	40,416

Weighted average shares used in calculating net (loss)/earnings per share
Basic	(0.54)	1.88	0.26
Diluted	(0.54)	1.79	0.25

Non-GAAP net (loss)/earnings per share
Basic	(0.34)	2.11	0.30
Diluted	(0.34)	2.00	0.28

HESAI GROUP

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share and per share data and otherwise noted)

	For the Nine months ended September 30,
	2024	2025
	RMB	RMB	US$
(Loss)/Income from operations	(311,457)	66,770	9,379
Add: Share-based compensation expenses	92,657	86,933	12,211
Non-GAAP (loss)/income from operations	(218,800)	153,703	21,590

Net (loss)/income	(249,339)	282,710	39,712
Add: Share-based compensation expenses	92,657	86,933	12,211
Non-GAAP net (loss)/income	(156,682)	369,643	51,923

Net (loss)/income attributable to ordinary shareholders of the Company	(249,339)	282,710	39,712
Add: Share-based compensation expenses	92,657	86,933	12,211
Non-GAAP net (loss)/income attributable to ordinary shareholders of the Company	(156,682)	369,643	51,923

Weighted average shares used in calculating net (loss)/earnings per share
Basic	(1.94)	2.12	0.30
Diluted	(1.94)	2.01	0.28

Non-GAAP net (loss)/earnings per share
Basic	(1.22)	2.77	0.39
Diluted	(1.22)	2.63	0.37